

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Mr. John Amato
General Counsel
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

>   **Re: McMoRan Exploration Co.**
>   **Schedule 13E-3**
>   **Filed December 28, 2012**
>   **File No. 005-54951**

Dear Mr. Amato:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas N. Currault II
        Freeport-McMoRan Copper & Gold Inc.

        David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz

        Michael J. Aiello
        Weil, Gotshal & Manges LLP